August 26, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Atlis Motor Vehicles Inc.

Post-Qualification Amendment No. 9 on Form 1-A

Filed August 8, 2022

File No. 024-11714

Ladies and Gentlemen:

On behalf of our client, Atlis Motor Vehicles, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 23, 2022, relating to the Company’s Post-Qualification Amendment No. 9 on Form 1-A filed via EDGAR on August 8, 2022.

The Company is concurrently filing via EDGAR Amendment No. 10 to the Form 1-A (the “Amendment No. 10”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Post-Qualification Amendment No. 9 on Form 1-A filed August 8, 2022

Corporate Reorganization, Page 5

1.       We note the disclosures regarding your planned listing and corporate reorganization. Please revise to clarify the following:

a)	the chronological timing of each step involved in the listing and reorganization transactions;

b)	what company will be listed and file the post-qualification amendment and Form 8-A. This offering statement indicates that Atlis Motors has filed or will file the documents, but your disclosure suggests that ATLIS will be the listed company;

c)	explain on what exemption you will rely regarding the exchange between ATLIS and Atlis Motors. Include in your response the facts supporting the exemption you claim; and

d)	if you intend to rely on Regulation A+ for that exchange, explain how you met each of the applicable criteria to conduct that transaction. Include in your response how Atlis Motors' offering amount would impact the availability of Regulation A+.

Response: The Company acknowledges the Staff’s comment and has revised pages 6-7 of Amendment No. 10 to address the Staff’s comment. The Company additionally notes the following for each subpart to Comment 1:

(a) We expect both the reorganization of the Company and its subsequent listing on Nasdaq to occur in immediate succession. Please see below the order of operations of the corporate reorganization and Nasdaq listing (as anticipated):

i.	The Company will file Post-Qualification Amendment No. 10 addressing the SEC’s comments;
ii.	SEC Clearance of Post-Qualification Amendment No. 10;
iii.	Merger and Corporate Reorganization (including stock exchanges);
iv.	Immediately after the Merger and Corporate Reorganization is consummated, the Company (renamed ATLIS, Inc.) will file Post-Qualification Amendment No. 11 disclosing the occurrence of the Merger and Corporate Reorganization;
v.	SEC Clearance of Post-Qualification Amendment No. 11;
vi.	The Company will request qualification of Form 1A/A (Amendment No. 11);
vii.	SEC grants qualification of Form 1A/A (Amendment No. 11);
viii.	The Company will file the Form 8-A;
ix.	The Company will list on Nasdaq

(b) The Company will file the Post-Qualification Amendment No. 10 as Atlis Motor Vehicles, Inc. The Company will then consummate the Merger and Corporate Reorganization, resulting in Atlis Motor Vehicles, Inc. being renamed ATLIS, Inc. and the various common stock conversions. ATLIS, Inc. will then file Post-Qualification Amendment No. 11, disclosing the consummation of the Merger and Corporate Reorganization. Within four days of the SEC’s qualification of Post-Qualification Amendment No. 11, ATLIS, Inc. will file the Form 8-A to register the securities and list on Nasdaq.

(c) Please see response below.

(d) The Company intends to continue to rely on Regulation A+ after the Merger and Corporate Reorganization. The Merger and Corporate Reorganization will result in the (i) renaming of the Company to ATLIS, Inc., and (ii) each share of Class A common stock of the Company being exchanged for two shares of Class A common stock of ATLIS, Inc. and (iii) each share of Class D Common Stock of the Company being exchanged for two shares of Class B common stock of ATLIS, Inc. This common stock exchange is expected to increase the number of shares outstanding, however, the total value of the offering amount is expected to remain under the $75 million threshold for Regulation A+.

Experts, page 68

2.	Reconcile the disclosure here regarding the identity of counsel who will provide the opinion with the identity of counsel in the opinion actually filed with this offering statement.

Response: The Company acknowledges the Staff’s comment and has revised the “Experts section on page 70 of Amendment No. 10 to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Mark Hanchett, Chief Executive Officer, Atlis Motor Vehicles, Inc.